SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at April 23, 2004

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 23, 2004

* Print the name and title of the signing officer under his signature

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HUNTER DICKINSON INC.
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114

ROBERT G. HUNTER, CO-CHAIRMAN OF
HUNTER DICKINSON GROUP COMPANIES RETIRES

April 23, 2004 , Vancouver , BC

FOR IMMEDIATE RELEASE

Amarc Resources Ltd. (TSX Venture-AHR), Anooraq Resources Corporation (TSX Venture: ARQ; AMEX-ANO), Continental Minerals Corporation (TSX Venture-KMK; OTCBB-KMKCF), Farallon Resources Ltd. (TSX-FAN), Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN), Northern Dynasty Minerals Ltd. (TSX Venture-NDM; OTCBB-NDMLF), Taseko Mines Limited (TSX Venture-TKO; OTCBB-TKOCF) and Robert G. Hunter, announce that Mr. Hunter, after 20 years of helping to build the Hunter Dickinson Group of publicly traded mineral exploration and development companies has retired as Co-Chairman and Director of the Boards of these Companies. Mr. Hunter will remain as a consultant to the Companies through 2005.

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